Table of Contents
Report to Shareholders
Management’s Discussion and Analysis
1.	Highlights	1
2.	Introduction	2
3.	About CAE	4
4.	Foreign exchange	10
5.	Non-GAAP and other financial measures	11
6.	Consolidated results	13
7.	Results by segment	15
8.	Consolidated cash movements and liquidity	20
9.	Consolidated financial position	21
10.	Changes in accounting policies	23
11.	Controls and procedures	23
12.	Selected quarterly financial information	24
Consolidated Interim Financial Statements
Consolidated statement of financial position		25
Consolidated income statement		26
Consolidated statement of comprehensive (loss) income		27
Consolidated statement of changes in equity		28
Consolidated statement of cash flows		29
Notes to the Consolidated Interim Financial Statements (Unaudited)
Note 1 – Nature of operations and summary of significant accounting policies		30
Note 2 – Changes in accounting policies		31
Note 3 – Net assets held for sale and discontinued operations		31
Note 4 – Accounts receivable		32
Note 5 – Finance expense – net		33
Note 6 – Government assistance		33
Note 7 – Earnings per share and dividends		34
Note 8 – Employee compensation		34
Note 9 – Other gains – net		35
Note 10 – Supplementary cash flows and income information		35
Note 11 – Fair value of financial instruments		36
Note 12 – Operating segments and geographic information		38
Note 13 – Related party transactions		41

Report to Shareholders

CAE reported financial results for the first quarter ended June 30, 2014. Net income from continuing operations attributable to equity holders was $43.8 million ($0.17 per share) this quarter, compared to $44.7 million ($0.17 per share) in the first quarter last year. Operating profit* to was $71.7 million (13.6% of revenue) compared to $61.6 million (11.8% of revenue) in the first quarter last year. Revenue for the quarter was $526.2 million, compared to $520.1 million in the first quarter last year. All financial information is in Canadian dollars.

A strategic review of New Core Markets reaffirmed CAE’s conviction in Healthcare and led to a process to divest Mining. The Company will now focus capital and resources on its three remaining core business units: Civil Simulation and Training (Civil); Defence and Security (Defence); and Healthcare.

“The growth in our first quarter operating results came entirely from Civil, which saw operating income increase by 32% over last year,” said Marc Parent, CAE’s President and Chief Executive Officer. “Defence had stable revenue and lower operating income, owing to the mix of programs in the quarter and persistent delays in government decision-making. I am pleased to report that CAE’s Board of Directors has today approved a $0.01 increase to CAE’s quarterly dividend, which becomes $0.07 per share, effective September 30, 2014. This marks CAE’s fourth dividend increase in as many years and is testament to our confidence in the business. As in the last few years, we expect a stronger performance in the second half and solid growth for the year as a whole.”

Civil Simulation and Training (Civil)

Revenue for Civil was $308.9 million in the first quarter, up 2% compared to $301.8 million last year. First quarter operating income was $49.5 million (16.0% of revenue), up 32% compared to $37.6 million (12.5% of revenue) last year.

During the quarter we obtained solutions contracts expected to generate future revenues of $365.3 million, including 11 full-flight simulators (FFSs) for airline customers around the world. Orders also included pilot training services for Air Canada, Air Nostrum, Scandinavian Airlines, and British Midland Regional as well as training centre operations services for Caverton Helicopters. The Civil book-to-sales ratio* for the quarter was 1.18x and 1.32x for the last 12 months. First quarter Civil backlog* was $2.4 billion, including our share of joint ventures.

Defence and Security (Defence)

Revenue for Defence was $197.9 million, stable compared to $198.8 million last year. Operating income was $21.9 million (11.1% of revenue), down 7% compared to $23.6 million (11.9% of revenue) last year.

During the quarter, we booked simulator orders, upgrades, and services contracts with customers including NATO for upgrades to its AWACS surveillance aircraft simulators; Beechcraft for training support and maintenance services involving the T-6C aircraft for the Royal New Zealand Air Force; and an undisclosed international customer for a KC-135 refuelling boom trainer. We had success this quarter in the naval domain with a contract for the Swedish Navy to provide a comprehensive Naval Warfare Training System. In total, we received $148.8 million in Defence orders this quarter, representing a book-to-sales ratio of 0.75x. The book-to-sales ratio for the last 12 months was 0.92x. During the quarter, we received an additional $93 million in unfunded orders. First quarter Defence backlog was $2.5 billion, including joint ventures and unfunded backlog.

Healthcare

Revenue in Healthcare was $19.4 million for the quarter, compared to $19.5 million in the first quarter last year. Operating income was $0.3 million compared to $0.4 million last year.

We continued to expand our international reach with new distributor agreements in France, South Korea and India. In terms of new product portfolio expansion, we introduced CAE Replay, an audiovisual solution for debrief used to capture both medical simulation scenarios and live clinical events. We also began production of our first Fidelis Maternal Fetal Simulators. During the quarter, we received notable orders throughout the United States and in the U.K., China and Korea from universities, hospitals and medical device companies for our audiovisual solutions, patient simulators and interventional (surgical) simulators.

Additional financial highlights

Income taxes this quarter were $11.6 million representing an effective tax rate of 21%, compared to nil last year. Last year’s nil rate was the result of a one-time tax benefit we received in connection with the tax treatment of the depreciation and sale of some simulators in Canada.

Free cash flow* from continuing operations was negative $20.9 million for the first quarter. The decrease from last quarter and the first quarter of fiscal 2014 was mainly attributable to unfavourable changes in non-cash working capital*, which is due to an increase in contracts in progress assets and inventories.

Capital expenditures* totaled $39.7 million this quarter with growth capital expenditures representing two-thirds of the total and maintenance capital expenditures the balance.

Net debt* was $901.6 million as at June 30, 2014, compared to $856.2 million as at March 31, 2014. Our net debt-to-capital ratio* was 37.9%.

CAE will pay a dividend of $0.07 per share effective September 30, 2014 to shareholders of record at the close of business on September 15, 2014.

*This report includes non-GAAP and other financial measures. For information and a detailed reconciliation of these measures, please refer to Section 5 of CAE’s Management’s Discussion and Analysis.

Management’s Discussion and Analysis

for the three months ended June 30, 2014

1.     HIGHLIGHTS

CHANGE IN OPERATING SEGMENTS

During the quarter, we modified our operating segments. Our former segments, Training & Services/Civil and Simulation Products/Civil, have been combined to form Civil Simulation and Training and our former Training & Services/Military and Simulation Products/Military segments have been combined to form Defence and Security. This resulted from changes in the organizational structure undertaken to better reflect our operating segments with our integrated solutions approach to market. In addition, the former New Core Markets segment was renamed Healthcare following our decision to divest our mining business (see Discontinued Operations below). This information reflects the way management measures profitability and performance and how we allocate resources. As such, we believe the information presented to be more relevant as it is better aligned with the way our business is managed internally. The change has been made retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The change did not impact the consolidated financial statement results. Operating segments’ disclosure has been restated to conform to the new operating segments, as described in Note 12 of our consolidated interim financial statements.

DISCONTINUED OPERATIONS

We have decided to divest our mining business (CAE Mining), which was previously reported within the former New Core Markets segment, in order to focus our resources and capital investment in targeted growth opportunities in our other three core markets: Civil Simulation and Training, Defence and Security and Healthcare. In accordance with the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with CAE Mining have been classified and reported separately as discontinued operations in our unaudited interim consolidated financial statements and the results for prior years have been restated accordingly. The related assets and liabilities have been presented as held for sale in our consolidated statement of financial position. You will find more details in Results from discontinued operations and in Note 3 of our consolidated interim financial statements.

FINANCIAL

FIRST QUARTER OF FISCAL 2015

Revenue from continuing operations lower compared to last quarter and higher compared to the first quarter of fiscal 2014

-    Consolidated revenue from continuing operations was $526.2 million this quarter, $49.5 million or 9% lower than last quarter and $6.1 million or 1% higher compared to the first quarter of fiscal 2014.

Lower net income attributable to equity holders of the Company from continuing operations compared to last quarter and compared to the first quarter of fiscal 2014

-    Net income attributable to equity holders of the Company from continuing operations was $43.8 million (or $0.17 per share) this quarter, compared to $59.9 million (or $0.23 per share) last quarter, representing a decrease of $16.1 million or 27%, and compared to $44.7 million (or $0.17 per share) in the first quarter of fiscal 2014, representing a decrease of $0.9 million or 2%;

-    Net income attributable to equity holders of the Company included a loss from discontinued operations this quarter of $2.0 million (or $0.01 loss per share) compared to earnings from discontinued operations of $0.1 million (or nil per share) last quarter and
$0.9 million (or $0.01 per share) in the first quarter of fiscal 2014.

Free cash flow[1] from continuing operations at negative $20.9 million this quarter

-    Net cash provided by continuing operating activities was $2.8 million this quarter, compared to $127.5 million last quarter and $16.0 million in the first quarter of last year;

-    Maintenance capital expenditures1 and other asset expenditures were $17.0 million this quarter, $20.4 last quarter and $20.1 million in the first quarter of last year;

-    Proceeds from the disposal of property, plant and equipment were $0.4 million this quarter, $8.5 million last quarter and
$1.7 million in the first quarter of last year;

-    Cash dividends were $10.5 million this quarter, $9.9 million last quarter and $10.2 million in the first quarter of last year.

Capital employed1 increased by $38.1 million over last quarter

-    Non-cash working capital1 increased by $83.6 million, ending at $208.2 million;

-    Assets net of liabilities held for sale were $44.6 million this quarter;

-    Property, plant and equipment decreased by $25.9 million;

-    Other long-term assets decreased by $65.5 million, while other long-term liabilities decreased by $1.3 million;

-    Net debt1 ended at $901.6 million this quarter compared to $856.2 million last quarter.

[1] Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2015 | 1

Management’s Discussion and Analysis

ORDERS2

-    The book-to-sales ratio2 for the quarter was 1.01x (Civil Simulation and Training was 1.18x, Defence and Security was 0.75x and Healthcare was 1.00x). The ratio for the last 12 months was 1.15x (Civil Simulation and Training was 1.32x, Defence and Security was 0.92x and Healthcare was 1.00x);

-    Total order intake was $533.5 million, compared to $561.0 million last quarter and $486.5 million in the first quarter of fiscal 2014;

-    Total backlog2, including obligated, joint venture and unfunded backlog, was $4,931.5 million as at June 30, 2014. [2]

Civil Simulation and Training

-    Civil Simulation and Training obtained contracts with an expected value of $365.3 million, including contracts for 11 full-flight simulators (FFSs).

Defence and Security

-    Defence and Security won contracts valued at $148.8 million.

Healthcare

-    Healthcare order intake was valued at $19.4 million.

2.     INTRODUCTION

In this report, we, us, our, CAE  and Company  refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and  2015 mean  the fiscal year ending March 31, 2015;

-    Last year, prior year and  a year ago mean the fiscal year ended March 31, 2014;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of August 13, 2014, and includes our management’s discussion and analysis (MD&A), unaudited consolidated financial statements and notes for the first quarter ended June 30, 2014. We have written it to help you understand our business, performance and financial condition for the first quarter of fiscal 2015. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS). All tables disclosed are based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended June 30, 2014, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2014. The MD&A section of our 2014 annual report also provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy and value proposition;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Results by segment;

-    Consolidated cash movements and liquidity;

-    Consolidated financial position;

-    Business combinations;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting policies;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com  or on EDGAR at www.sec.gov.

[2] Non-GAAP and other financial measures (see Section 5).

2 | CAE First Quarter Report 2015

Management’s Discussion and Analysis

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan,  intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded military programs, constraints within the civil aviation industry, regulatory rules and compliance, risks relating to CAE such as product evolution, R&D activities, fixed-price and long-term supply contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration, protection of intellectual property, loss of key personnel, environmental liabilities, claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, length of sales cycle and our reliance on technology, and risks relating to the market such as foreign exchange, availability of capital, pension plan funding, doing business in foreign countries and income tax laws. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information about the risks and uncertainties affecting our business in our 2014 annual report. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

CAE First Quarter Report 2015 | 3

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1        Who we are

CAE provides the industry’s most comprehensive integrated training solutions based on world-leading simulation technology and integrated training services. Our vision is to be our customers’ Partner of Choice and we take a long-term approach to customer relationships. We offer our civil aviation, defence and security and healthcare customers a complete range of highly innovative products, services and training centre solutions designed to help them meet their mission critical needs for safety, efficiency and readiness. We have the broadest global presence in our industry, enabling us to respond to our customers locally, with 8,000 people at more than 160 sites and training locations in 35  countries, including our joint venture operations. In fiscal 2014, we had annual revenue of $2.0 billion, with 90% coming from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators, supported by a range of after-sales services. We have the broadest training services network  in the world and offer civil aviation and military training services in 67  locations worldwide where we train more than 120,000 civil and military crewmembers annually.

Approximately half of our revenue comes from the sale of simulators and related products, and the balance from services including training, maintenance, ab initio (cadet) pilot training and aircraft crew sourcing services.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on nearly 70 years of experience, strong technical capabilities, a highly trained workforce and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2      Our vision

We intend to be the partner of choice for customers operating in complex mission-critical environments by providing the most innovative modeling and simulation-based solutions to enhance safety and improve efficiency.

3.3      Our operations

We are a global leader with an extensive range of capabilities to help our customers achieve greater levels of safety, operational efficiency, decision-making capabilities and mission readiness. We offer integrated solutions, which often involve multi-year agreements with our customers to provide a full complement of products and services.

We primarily serve three  markets globally:

-    The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;

-    The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

-    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

CIVIL MARKET

Provides comprehensive civil aviation training solutions, including CAE civil flight simulation training devices as well as commercial, business and helicopter aviation training for flight, cabin, maintenance and ground personnel, ab initio pilot training and crew sourcing services.

We strive to be the partner of choice for customers operating in increasingly complex, mission-critical environments by providing a combination of innovative simulation-based products, solutions, world class training and services to provide value in terms of enhancing the safety and efficiency of their operations. Our partnership approach brings with it a wealth of experience operating and delivering training solutions across varied business models including completely customized product solutions, joint ventures, partnerships, long-term training contracts, outsourcing solutions and various crew, technical and management solutions for our customers’ operational needs. Our track record of dependability, independence, cooperation with OEMs and innovation in technology and practices position us well to be a true solution partner to our customers.

We are the world leader in the provision of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated procedures trainers, flight training devices and computer-based  tools, using the same high-fidelity Level D software as the FFSs. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have acquired  a wealth of experience in developing first-to-market simulators for more than 35 new types of aircraft models including recent years’ development of simulators for the Airbus A350 XWB, AVIC Medium-Sized Transport, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries, Global 5000/6000, Global 7000/8000 and Learjet 85, Dassault Falcon 5X and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21 and C919. Leveraging our extensive worldwide network of spare parts and service teams, we also offer a full range of support services. This includes emergency support, simulator updates and upgrades, maintenance services and simulator relocations.

4 | CAE First Quarter Report 2015

Management’s Discussion and Analysis

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We lead the market in growth regions of China, India, the Middle East, South America and Southeast Asia. Through our broad global network of training centres, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators. We currently operate 241  FFSs, including FFSs operating in our joint ventures, and provide aviation training and services, including simulation-based crew  training, crew sourcing, ab initio pilot training and training centre  operations in approximately 30 countries around the world. Among our thousands of customers, we have long-term training centre operation and training services agreements and joint ventures with approximately 30 major airlines and aircraft operators around the world. We offer a comprehensive range of training solutions and services, including curriculum development, training centre operations, pilot training, cabin crew training, aircraft maintenance technician training, courseware solutions and consulting services. We are a leader in flight sciences, using flight data analysis to improve airline safety, maintenance, flight operations and training. CAE Oxford Aviation Academy is the largest ab initio flight training network in the world with 10 academies, a fleet of over 220 aircraft and the resources and expertise to train more than 2,000 cadets annually. CAE Parc Aviation is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Market trends and outlook

In commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by gross domestic product (GDP). Over the past 20 years, air travel has grown at an average rate of 4.8% and the aerospace industry’s widely held expectation is that long-term average growth for air travel will be approximately 5% annually over the next two decades. The International Air Transport Association (IATA) forecasts that by 2017 total passenger demand is expected to increase by 31%, representing 930 million more passengers compared to 2012. Growth rates are higher in the emerging markets than in large and established markets like Europe and the U.S. Continued growth in air travel and re-fleeting requirements have led to record  commercial aircraft backlogs and OEM production rates.

In the business and helicopter aviation sector, demand for air travel is primarily driven by corporate profitability and general economic conditions. According to the U.S. Federal Aviation Administration (FAA), the number of business jet flights has increased by 4.0% in the past 12 months. The industry remains optimistic of further recovery and long-term growth in business aircraft travel, and consistent with this view, major business aircraft OEMs have announced new aircraft programs.

Consolidation of the industry continues as companies position themselves to capitalize on this robust commercial aerospace market.

To date, the imposition of economic sanctions on persons and companies conducting business in the Russian Federation, or by the Russian Federation, have not impacted our operations. The risk of potential escalation of these sanctions and their impacts will continue to be monitored.

The following secular trends continue to form the basis of our civil market investment hypothesis:

-    Expected long-term growth in air travel;

-    Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

-    Aircraft backlogs and delivery rates;

-    More efficient and technologically advanced aircraft platforms;

-    Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew).

Expected long-term growth in air travel

For the first six months of calendar 2014, global passenger traffic increased by 5.9% compared to the first six months of calendar 2013. Emerging markets outperformed with passenger traffic in the Middle East, Latin America and Asia/Pacific growing at 13.4%, 6.9% and 6.9% respectively, Europe increased 6.1% and North America increased 2.6%. The global commercial aircraft fleet increased by 4.0% from June 2013 to June 2014, growing in Asia/Pacific, the Middle East, Latin America and Europe by 7.1%, 6.8%, 6.3% and 3.6% respectively and remaining fairly stable in North America. Possible impediments to steady growth progression in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, sharp and sustained increases in fuel costs, prolonged economic recessions or other major world events.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as China, Eastern Europe, the Indian sub-continent, the Middle East, South America and Southeast Asia are expected to continue experiencing higher air traffic growth over the long term than mature markets such as North America and Western Europe.

Aircraft backlogs and delivery rates

Commercial aircraft OEMs continue to work through record backlog levels of over  12,700  aircraft. Our civil business relies mainly on the already in-service fleet to drive demand as revenue is generated from training and services in support of the global fleet and are driven mainly by aircraft deliveries coming from  OEMs’ production lines. Recent aircraft order intake remains strong, with North American airlines such as American Airlines and Air Canada and airlines in the emerging markets such as VietJet Air and Air Costa leading the intake. We expect the continued high rate of aircraft deliveries to translate into continued high demand for training products and incremental demand for services.

CAE First Quarter Report 2015 | 5

Management’s Discussion and Analysis

More efficient and technologically advanced aircraft platforms

More efficient and technologically advanced aircraft platforms will drive the demand for new types of simulators and training programs. New platforms and programs allow us to leverage our modeling, simulation and training expertise to deliver training solutions, including CAE 7000 Series FFS and the recently launched CAE 7000XR Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs. The demand for new and more efficient platforms is driven by better operational flexibility, reduced maintenance costs, reduced fuel costs and improved emissions and environmental footprints. Airlines are actively seeking ways to reduce fuel costs and the operational risk against further fuel cost fluctuations, as well as ways to obtain benefits offered by new generation aircraft and propulsion technologies.

Business jet operators also demand high performance aircraft. Business aircraft OEMs have announced plans to introduce, or have already introduced, a variety of new aircraft models incorporating the latest technologies to enhance performance and operator benefits such as range, speed, comfort and the accessibility of business air travel. Some examples include Bombardier’s
Learjet 70, 75 and 85, Challenger 350 and Global 7000/8000, Embraer’s Legacy Series and Lineage 1000, Gulfstream’s G650, Cessna’s Citation M2 and Dassault’s Falcon 5X.

Deliveries of new-model aircraft are subject to program delays, which in turn affect the timing of FFS orders and deliveries.

Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew)

Worldwide demand is expected to increase over the long term. Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and cabin crew worldwide, resulting in a shortage of qualified professionals in several markets, notably the faster growing emerging markets. Pilot supply constraints include aging crew demographics and fewer military pilots transferring to civil airlines.

New pilot certification processes require more simulation-based training. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-crew Pilot License (MPL), with stall and upset prevention and recovery training and with new Airline Transport Pilot (ATP) requirements in the U.S. Indeed, the ICAO and various national and regional aviation regulatory agencies have published new regulatory requirements, standards and guidance on these specific topics.

MPL is an alternative training and licensing methodology which places more emphasis on simulation-based training to develop ab initio students into First Officers of airliners in a specific airline environment. On average, current MPL programs in the industry consist of one third of the training in actual aircraft and two thirds of the training in flight simulation training devices, versus traditional training for other licences that average 80% to 90% in actual aircraft. Today, there are approximately 50 nations that have MPL regulations in place and over 15 of these nations already use these regulations with training providers and airlines. CAE has MPL programs in Asia and in Europe with various airlines. From a global industry perspective, MPL is producing promising results and over 800 MPL graduates are already flying successfully with different airlines. As the MPL methodology continues to gain momentum, it will result in increased use of simulation-based training.

Finally, the FAA in the U.S. enacted its final set of rules on July 15th, 2013 on new pilot certification and qualification requirements for air carrier operations, requiring pilots to obtain a Multi-engine class ATP and Type Rating. As of August 2014, pilots applying for an ATP certificate will be required to complete practical requirements which call for more simulation-based training that includes adverse weather conditions, low energy states, stalls, upset prevention and recovery, and high altitude operations. We believe these new requirements will lead to an increase in demand for training in simulators.

DEFENCE AND SECURITY MARKET

Provides comprehensive training systems, training systems integration and training services to global defence and security forces. Designs and produces military flight simulators and other simulation equipment, training systems and software tools for a variety of military aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted systems. Provides comprehensive simulation-based training and service solutions for air, land, sea and public safety.

We believe that in the simulation-based training market, we are uniquely positioned to be part of the solution for governments and defence forces looking to take greater advantage of virtual training to reduce costs while maintaining readiness. Four important factors help distinguish our defence business and underlie the large pipeline of opportunities for our modeling and simulation-based solutions. First, we have a unique global position that provides balance and diversity across the world’s defence and security markets. Second, we have a strong position on mission-critical, enduring platforms that are expected to have long program lives. Third, we have all the capabilities of a world-class training systems integrator, enabling us to design, develop and deliver comprehensive training programs across air, land, sea and public safety. Fourth, and most fundamentally, simulation-based solutions provide considerable value as governments and defence forces operate in a constrained budget environment yet still need to prepare and maintain a high state of readiness.

6 | CAE First Quarter Report 2015

Management’s Discussion and Analysis

We are uniquely positioned as a training systems integrator, capable of offering governments, defence forces and OEMs a comprehensive range of integrated, innovative training solutions. Increasingly, our solutions include a combination of products and services designed to cost-effectively maintain and enhance our defence and security customer safety, efficiency, mission readiness and decision making capability. We have a wealth of experience operating and delivering training solutions across different business models, including government-owned, government-operated (GOGO); government-owned, contractor-operated (GOCO); or contractor-owned, contractor-operated facilities (COCO). Our offerings include training needs analysis, instructional systems design, learning management information systems, purpose-built facilities, state-of-the-art synthetic training equipment, curriculum and courseware development, classroom and simulator instruction, maintenance and logistics support, lifecycle support and technology insertion, and financing alternatives. This portfolio of products, services and expertise along with our focus and independence helps make us a uniquely qualified and positioned training systems integrator.

We are a world leader in the design and production of military flight simulation equipment and training solutions. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and unmanned aerial systems (UAS). We also offer simulation-based solutions for land and naval forces, including a range of driver and gunnery trainers for tanks and armoured fighting vehicles (AFVs), virtual trainers for shipboard systems as well as hands-on and virtual maintenance trainers. We have begun to offer simulation-based solutions for the public safety domain, such as emergency management training solutions. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries. We provide training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 80 sites around the world, including our joint venture operations. Increasingly, we are offering our training systems integration expertise across air, land, sea and public safety to help our customers create an integrated, immersive training enterprise. We also offer a variety of modeling and simulation-based professional services, and a range of in-service support solutions such as systems engineering and lifecycle management.

Market trends and outlook

While the U.S. Bipartisan Budget Act for the U.S. government’s 2014 fiscal year has helped reduce the near-term impact of sequestration cuts and provided the U.S. Department of Defense with greater budget certainty over the current government fiscal year, the timing of contract awards will continue to be difficult to predict as the U.S. military services work to achieve the right balance in military capacity, capabilities and readiness. This may impact our ability to grow revenue and income in the short term; however, our view is that the impediment to growth is not the size of the market, but rather the timing of procurements.  In Europe, force structure reductions and reduced future investment plans have narrowed the pipeline of new opportunities. While the United States and European markets still present some challenges, we are seeing increased opportunities originating from regions with growing defence and security budgets, like Asia and the Middle East where we have an established and growing presence. We also continue to bid on a solid pipeline of global opportunities. In addition, there are encouraging signs for our market specialization and we are confident that the use of simulation-based analysis, training and decision-support will continue to increase in the future.

The following trends continue to drive the use of our training centres, services and products in defence:

-    Explicit desire of governments and defence forces to increase the use of modeling and simulation to mitigate budget pressures;

-    Attractiveness of outsourcing of training and maintenance services;

-    Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training;

-    Relationships with OEMs for simulation and training;

-    Use of modeling and simulation for analysis and decision support.

Explicit desire of governments and defence forces to increase the use of modeling and simulation to mitigate budget pressures

More defence forces and governments are adopting simulation in training programs because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual weapon system platforms and significantly lowers costs. For example, the U.S. Air Force (USAF) is making more extensive use of simulation for KC-135 tanker boom operator training, which costs approximately $20,000 for a three-hour training mission in the actual aircraft, but only $1,000 for that same three-hour training mission in simulators. The higher cost of live training and the desire to save aircraft for operational use are two factors prompting a greater adoption of simulation-based training. Unlike civil aviation, where the use of simulators for training is common practice, there are no regulatory requirements to train in simulators in the military and the nature of mission-focused training demands at least some live training; however, the balance of live and synthetic training is shifting more to simulation.

We have begun to see militaries plan for the increased use of simulation as part of the overall training curriculum. For example, the U.S. Navy reports the share of simulation-based training on some specific U.S. Navy aircraft platforms could rise close to 50% by 2020. Because of the high cost associated with conducting live training exercises, most militaries expect to rebalance the mix of live, virtual and constructive (computer-based) training and shift more of the training curriculum to home station virtual and constructive simulation. For example, the U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to reduce costs. This will ultimately create opportunities for simulation-based training centres, services and products. We view CAE as being part of the solution to achieving lower training costs while maintaining or improving readiness.

CAE First Quarter Report 2015 | 7

Management’s Discussion and Analysis

Attractiveness of outsourcing of training and maintenance services

Defence forces and governments continue to scrutinize expenditures to find ways to reduce costs and allow active-duty personnel to focus on operational requirements, which has an impact on defence budgets and resources. There has been a growing trend among defence forces to consider outsourcing a variety of training services and we expect this trend to continue. For example, during fiscal year 2014 we opened a new military training centre in Australia where the Australian Defence Forces will train their
King Air 350 aircrews. This represents the first simulator services contract that the Australian Defence Forces have signed as part of a contractor-owned/contractor-operated service delivery program. We believe governments will increasingly look to industry for the delivery of training services because they often can be delivered faster and more cost effectively.

Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. We are actively promoting open, standard simulation architectures, such as the Common Database (CDB), as well as new capabilities such as the CAE Dynamic Synthetic Environment (DSE), to better enable mission rehearsal and joint, networked training.

Relationships with OEMs for simulation and training

We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for training systems. For example, Boeing has developed the new P-8A maritime patrol aircraft, Airbus Military has sold and continues to market both the A330 MRTT and C295 globally, Lockheed Martin is successfully marketing variants of the C-130J Hercules transport aircraft and F-35 fighter, Alenia Aermacchi and BAE Systems are selling the M-346 and Hawk lead-in fighter trainers, and AgustaWestland is continuing to develop a range of helicopters such as the AW139, AW169 and AW189. We have established relationships with each of the OEMs on these platforms. We also signed a memorandum of understanding to pursue working with General Atomics Aeronautical Systems, the world’s leading manufacturer of unmanned aircraft systems, on offering training solutions for GA-ASI’s Predator family of remotely piloted aircraft, and during fiscal year 2014 sold a Predator UAS mission trainer to the Italian Air Force.

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training, but is now increasingly applied across the program lifecycle, including support for analysis and decision-making operations. We see governments and defence forces looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations. As an example, during fiscal year 2014 we were contracted to establish a training centre and conduct emergency management training for the Brunei Ministry of Home Affairs and see further opportunities to develop integrated modeling and simulation centres.

HEALTHCARE MARKET

Designs, manufactures and sells simulators, audiovisual solutions and courseware for training of medical and allied healthcare students and clinicians in educational institutions, hospitals and defence organizations worldwide.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency of this industry. The healthcare simulation market is growing rapidly, with simulation centres becoming the standard in nursing and medical schools.

We offer the broadest breadth of medical simulation products and services in the market today, including patient, ultrasound  and interventional simulators, audiovisual solutions and courseware  for healthcare education and training. We have sold simulators to customers in more than 80 countries that are currently supported by our offices in Australia, Brazil, Canada, Germany, Hungary, India, UK and the US. We lead the market in high-fidelity patient simulators that are uniquely powered by complex models of human physiology to mimic human responses to clinical interventions. Our newest innovation, a maternal-fetal childbirth simulator for both normal labor and delivery and rare maternal emergencies, was designed to offer exceptional reliability and realism in the high-fidelity patient simulation market. We are a leader in audiovisual solutions for healthcare training with more than 600 installations in our customers’ training facilities throughout the world. Through our Healthcare Academy, we are the only company to deliver peer-to-peer training at customer sites and in our training centres in the US, UK, Germany and Canada. Our Healthcare Academy includes more than 60 adjunct faculty consisting of nurses, physicians, paramedics and sonographers. In collaboration with leading healthcare institutions, they have developed more than 500 Simulated Clinical Experience (SCE) courseware  packages for our customers.

8 | CAE First Quarter Report 2015

Management’s Discussion and Analysis

Market trends and outlook

The healthcare simulation market includes both products and services, which are segmented by high-fidelity patient simulators, interventional simulators, mid/low fidelity task trainers, ultrasound  simulators, audiovisual solutions, simulated clinical environments and training services. End-users are predominantly academic institutions, hospitals and defence forces. A recent study of the global healthcare simulation market, which includes products and services, valued the market at $790 million in 2012 and reports that it is predicted to grow at a compound annual growth rate of 19.6%. North America is the largest market for healthcare simulation with the U.S. contributing a major share, followed by Europe and Asia.

The factors driving the demand for our products are:

-    Growing emphasis on patient safety and outcomes;

-    Limited access to live patients during training;

-    Medical technology revolution;

-    Demand for healthcare services and growing cost of healthcare.

Growing emphasis on patient safety and outcomes

According to the Institute of Medicine, up to 98,000 deaths occur annually in the U.S. due to medical errors during patient treatment. In a study by the International Society for Pharmacoeconomics and Outcomes Research, measurable medical errors cost U.S. hospitals more than $1 billion in 2009. Training through the use of simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. Simulation is a required element in a growing movement towards High Stakes Assessment and Certification, including the Maintenance of Certification in Anesthesia (MOCA), Fundamentals of Laparoscopic Surgery (FLS) and Advanced Trauma Life Support (ATLS). Moreover, the Accreditation Council for Graduate Medical Education (ACGME) is evolving towards outcome-based assessment with specific benchmarks to measure and compare performance which would influence the concept of education throughout the healthcare community and favor the adoption of simulation products and training.

Limited access to live patients during training

Traditionally, medical education has been an apprenticeship model in which the student cares for patients under the supervision of more experienced staff. In this model, students have a limited role and access to high-risk procedures, rare complications and critical decision-making skills. The use of simulation in professional education programs complements traditional learning and allows students exposure and practice to hone their clinical and critical thinking skills for high risk, low frequency events. For example, complications of childbirth can impact long-term health of both mother and baby. Our Fidelis Maternal Fetal Simulator is designed to allow healthcare teams to practice both normal deliveries and complex procedures in rare emergencies.

Medical technology revolution

Advancements in medical technology are driving the use of simulation. New medical devices and advanced procedures, such as Intra-Cardiac Echocardiography (ICE), cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well suited.

Demand for healthcare services and growing cost of healthcare

Longer life expectancy and the baby boomer generation have generated significant demand for healthcare services fueling healthcare spending, which rose 9.9 percent in the U.S. in the first quarter of 2014. The U.S. Centers for Medicare and Medicaid Services (CMS) projects that annual national health spending will grow 5.8 percent annually over the next decade. Increasingly, hospitals are given incentives to become more efficient which will drive higher demand for training. There is a growing body of evidence demonstrating that medical simulation improves patient outcomes and reduces errors, which can help mitigate the rate of increase in healthcare costs.

CAE First Quarter Report 2015 | 9

Management’s Discussion and Analysis

4.     FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	June 30	March 31
	2014	2014	Decrease
U.S. dollar (US$ or USD)	1.07	1.11	(4%)
Euro (€ or EUR)	1.46	1.52	(4%)
British pound (£ or GBP)	1.83	1.84	(1%)

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	June 30	March 31	(Decrease) /	June 30
	2014	2014	increase	2013	Increase
U.S. dollar (US$ or USD)	1.09	1.10	(1%)	1.02	7%
Euro (€ or EUR)	1.50	1.51	(1%)	1.34	12%
British pound (£ or GBP)	1.84	1.83	1%	1.57	17%

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $27.2  million and an increase in net income of $1.5  million, when compared to the first quarter of fiscal 2014. We calculated  this by translating the current quarter foreign currency revenue and net income using the average monthly exchange rates from the prior year quarter and comparing these adjusted amounts to our current quarter  reported results.

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of foreign training and services operations

Most of our foreign training and services revenue and costs are denominated in local currency. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on these operations’ net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons.

-    Our production operations outside of Canada (Australia, Germany, India, Singapore, U.K. and U.S.)

Most of the revenue and costs in these operations from foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars, as described above.

-    Our production operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated in Canada is in foreign currencies (mostly U.S. dollar and Euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate  some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement.

We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our operations in Canada remain exposed to changes in the value of the Canadian dollar.

In order to reduce the variability of specific British pound and Euro-denominated costs, we also hedge some of the foreign currency costs incurred in our manufacturing process.

10 | CAE First Quarter Report 2015

Management’s Discussion and Analysis

5.     NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Obligated backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-    For the Civil Simulation and Training segment, we consider an item part of our obligated backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order and we include revenues from customers with both long-term and short-term contracts when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

-    For the Defence and Security segment, we consider an item part of our obligated backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order. Defence and Security contracts are usually executed over a long-term period and some of them must be renewed each year. For this segment, we only include a contract item in obligated backlog when the customer has authorized the contract item and has received funding for it.

Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed.

Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised negotiated options which we view as having a high probability of being exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

Total backlog includes obligated backlog, joint venture backlog and unfunded backlog.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-    For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-    For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefits obligations and other non-operating liabilities).

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit from continuing operations excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net and after tax share in profit of equity accounted investees.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

CAE First Quarter Report 2015 | 11

Management’s Discussion and Analysis

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and  assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and  liabilities related to assets held for sale).

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding interest expense, after tax, divided by the average capital employed.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, including the after tax share in profit of equity accounted investees and excluding  net finance expense, income taxes and other items not specifically related to the segment’s performance.

Simulator equivalent unit

Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings  during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate

Utilization rate is an operating measure we use to assess the performance of our simulator training network. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

12 | CAE First Quarter Report 2015

Management’s Discussion and Analysis

6.     CONSOLIDATED RESULTS [3]

6.1        Results from operations – first quarter of fiscal 2015

(amounts in millions, except per share amounts)		Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014
Revenue		$526.2	575.7	503.9	478.2	520.1
Cost of sales		$389.7	415.7	363.3	352.0	381.8
Gross profit[3]		$136.5	160.0	140.6	126.2	138.3
As a % of revenue	%	25.9	27.8	27.9	26.4	26.6
Research and development expenses[3]		$14.4	19.5	16.0	14.9	17.3
Selling, general and administrative expenses		$63.9	70.0	61.9	59.8	67.6
Other gains – net		$(3.8)	(8.1)	(2.2)	(5.6)	(5.3)
After tax share in profit of equity accounted investees		$(9.7)	(8.1)	(11.5)	(7.5)	(2.9)
Operating profit[3] from continuing operations		$71.7	86.7	76.4	64.6	61.6
As a % of revenue	%	13.6	15.1	15.2	13.5	11.8
Finance income		$(2.1)	(2.3)	(2.3)	(2.3)	(2.7)
Finance expense		$18.6	18.7	21.0	20.9	19.9
Finance expense – net		$16.5	16.4	18.7	18.6	17.2
Earnings before income taxes and discontinued operations		$55.2	70.3	57.7	46.0	44.4
Income tax expense (recovery)		$11.6	10.5	10.7	7.9	(0.1)
As a % of earnings before income taxes and
discontinued operations (income tax rate)%		21	15	19	17	-
Earnings from continuing operations		$43.6	59.8	47.0	38.1	44.5
(Loss) earnings from discontinued operations		$(2.0)	0.1	0.6	0.1	0.9
Net income		$41.6	59.9	47.6	38.2	45.4
Attributable to:
Equity holders of the Company
Continuing operations		$43.8	59.9	45.5	38.2	44.7
Discontinued operations		$(2.0)	0.1	0.6	0.1	0.9
		$41.8	60.0	46.1	38.3	45.6
Non-controlling interests		$(0.2)	(0.1)	1.5	(0.1)	(0.2)
		$41.6	59.9	47.6	38.2	45.4
Earnings per share (EPS) attributable to equity holders
of the Company
Basic and diluted - continuing operations		$0.17	0.23	0.17	0.15	0.17
Basic and diluted - discontinued operations		$(0.01)	-	0.01	-	0.01
		$0.16	0.23	0.18	0.15	0.18

Revenue from continuing operations was 9% lower than last quarter and 1% higher than the first quarter of fiscal 2014

Revenue from continuing operations was $49.5 million lower than last quarter mainly because:

-    Defence and Security revenue decreased by $32.4 million, or 14%, mainly due to lower revenue on North American programs resulting from a higher level of activity and programs concluded in the previous quarter;

-    Civil Simulation and Training revenue decreased by $14.6 million, or 5%, mainly due to program mix, where the current mix includes a higher number of platforms requiring longer lead times, and to a weaker training demand in North America and Europe;

-    Healthcare revenue decreased by $2.5 million, or 11%, due to lower revenue from interventional and ultrasound simulators and courseware, all attributable to the seasonality of our international business, and lower revenue from audiovisual solutions. The decrease was partially offset by higher revenue from patient simulators due, in part, to the introduction of our new maternal fetal simulator.

[3] Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2015 | 13

Management’s Discussion and Analysis

Revenue from continuing operations was $6.1 million higher than the first quarter of fiscal 2014 largely because:

-    Civil Simulation and Training revenue increased by $7.1 million, or 2%, mainly due to a stronger Euro, U.S. dollar and British Pound against the Canadian dollar as well as higher training demand and FFS utilization in North and South America and Europe. The increase was partially offset by lower revenue resulting from program mix and the timing of milestones, where the current mix includes a higher number of platforms requiring longer lead times;

-    Defence and Security revenue decreased by $0.9 million, stable compared to the first quarter of fiscal 2014. Lower revenue on North American programs was offset by a favourable foreign exchange impact on the translation of European and U.S. operations and higher revenue on Australian and European programs;

-    Healthcare revenue decreased by $0.1 million, stable compared to the first quarter of fiscal 2014. Lower interventional simulator revenue was offset by higher revenue from patient simulators resulting from the introduction of our new maternal fetal simulator.

You will find more details in Results by segment.

Operating profit from continuing operations was $15.0 million lower than last quarter and $10.1 million higher compared to the first quarter of fiscal 2014

Operating profit from continuing operations for this quarter was $71.7 million, or 13.6% of revenue, compared to $86.7 million, or 15.1% of revenue last quarter and $61.6 million or 11.8% of revenue in the first quarter of fiscal 2014.

Operating profit decreased by 17% compared to last quarter. Decreases in segment operating income4 were $8.5 million, $6.1 million and $0.4 million for Civil Simulation and Training, Defence and Security and Healthcare respectively.

Operating profit increased by 16% over the first quarter of fiscal 2014. The increase in segment operating income of $11.9 million for Civil Simulation and Training was partially offset by decreases of $1.7 million and $0.1 million for Defence and Security and Healthcare respectively.[4]

You will find more details in Results by segment.

Net finance expense was stable compared to last quarter and $0.7 million lower compared to the first quarter of fiscal 2014

Net finance expense was stable compared to last quarter. The decrease from the first quarter of fiscal 2014 was mainly due to lower finance expense on royalty obligations.

Income tax rate was 21% this quarter

Income taxes this quarter were $11.6 million, representing an effective tax rate of 21%, compared to 15% last quarter and nil for the first quarter of fiscal 2014.

The higher tax rate this quarter compared to last quarter was mainly due to the impact last quarter of a change in the substantively enacted tax rate of Germany, United Kingdom and Norway, as well as the settlement of tax audits. In addition, this quarter included an increase due to a change in the mix of income from various jurisdictions.

The higher tax rate this quarter compared to the first quarter of fiscal 2014 was mainly attributable to a favourable decision by the Federal Court of Appeal of Canada, rendered April 17, 2013, with respect to the tax treatment of the depreciation and sale of simulators in Canada, as well as a change in the mix of income from various jurisdictions.

6.2        Results from discontinued operations

We have decided to divest our mining business (CAE Mining) which was previously reported within the former New Core Markets segment in order to focus our resources and capital investment in targeted growth opportunities in our other three core markets: Civil Simulation and Training, Defence and Security and Healthcare. CAE Mining delivers products and services across the mining value chain.

In accordance with the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with CAE Mining have been classified and reported separately as discontinued operations in our unaudited interim consolidated financial statements and the results for prior years have been restated accordingly.

Revenue for CAE Mining was $8.4 million this quarter, 8% higher over last quarter and 18% lower compared to the first quarter of fiscal 2014. The loss from discontinued operations was $2.0 million this quarter compared to earnings from discontinued operations of $0.1 million last quarter and $0.9 million in the first quarter of fiscal 2014. The decrease in earnings from last quarter was mainly due to the measurement to fair value of certain assets held for sale and higher administrative expenses related to the discontinued operations of CAE Mining. Compared to the first quarter of fiscal 2014, the decrease was mainly attributable to lower revenue, the measurement to fair value of certain assets held for sale and higher administrative expenses related to the discontinued operations of CAE Mining.

[4] Non-GAAP and other financial measures (see Section 5).

14 | CAE First Quarter Report 2015

Management’s Discussion and Analysis

6.3      Consolidated orders and total backlog

Our total consolidated backlog was $4,931.5 million at the end of this quarter. New orders of $533.5 million were added this quarter, partially offset by $526.2 million in revenue generated from our obligated backlog. The adjustment of $86.4 million was mainly due to foreign exchange. Our joint venture backlog5 was $362.9 million and our unfunded backlog5 was $442.1 million.[5]

Total backlog stable compared to last quarter

Three months ended
(amounts in millions)	June 30, 2014
Obligated backlog, beginning of period	$4,205.6
+ orders	533.5
- revenue	(526.2)
+ / - adjustments (mainly F/X)	(86.4)
Obligated backlog, end of period	$4,126.5
Joint venture backlog (all obligated)	362.9
Unfunded backlog	442.1
Total backlog	$4,931.5

The book-to-sales ratio for the quarter was 1.01x. The ratio for the last 12 months was 1.15x.

You will find more details in Results by segment.

7.     RESULTS BY SEGMENT

During the quarter, we modified our operating segments. This resulted from changes in the organizational structure undertaken to better reflect our operating segments with our integrated solutions approach to market. This change reflects the way management measures profitability and performance and how we allocate resources. As such, we believe the information presented to be more relevant as it is better aligned with the way our business is managed internally.

We manage our business and report our results in three segments:

-    Civil Simulation and Training;

-    Defence and Security;

-    Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014

Civil Simulation and Training		$49.5	58.0	45.2	39.0	37.6
	%	16.0	17.9	16.0	14.5	12.5

Defence and Security		$21.9	28.0	31.0	25.2	23.6
	%	11.1	12.2	15.4	13.2	11.9

Healthcare		$0.3	0.7	0.2	0.4	0.4
	%	1.5	3.2	1.0	2.2	2.1
Total segment operating income (SOI)		$71.7	86.7	76.4	64.6	61.6

[5] Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2015 | 15

Management’s Discussion and Analysis

Capital employed6

(amounts in millions)	Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014

Civil Simulation and Training	$1,795.8	1,776.3	1,665.2	1,567.6	1,625.3

Defence and Security	$590.4	567.3	576.7	517.9	518.2

Healthcare*	$181.1	181.6	175.5	167.5	170.9

	$2,567.3	2,525.2	2,417.4	2,253.0	2,314.4

* Comparative periods exclude net assets related to discontinued operations.

7.1        Civil Simulation and Training

FIRST QUARTER OF FISCAL 2015 NEW INITIATIVES

New programs and products

-    We launched the next phase of enrolment on the easyJet MPL First Officer Programme in CAE Oxford Aviation Academy;

-    We announced, with Líder Aviação, the launch of a new helicopter pilot training program in São Paulo, Brazil, for operators of the S-92 Sikorsky aircraft. The S-92 training program is an extension of the joint venture between CAE and Líder, and will support flight training for all of Líder's S-92 pilots;

-    We were appointed by Bombardier Aerospace as the ATP for the CRJ family of regional aircraft that includes the CRJ100/200, CRJ700 NextGen, CRJ900 NextGen andCRJ1000 NextGen aircraft. Under this agreement, CAE instructors will deliver CRJ aircraft flight training courses at locations around the world.

ORDERS

Civil Simulation and Training obtained [6] contracts this quarter expected to generate future revenues of $365.3  million including contracts for 11 FFSs.

FFS contracts awarded for the quarter:

-    One Boeing 747-8 FFS to Air China;

-    One ATR72-600 FFS to Air New Zealand;

-    One Bombardier Challenger 350 FFS to Bombardier Aerospace;

-    One ATR72-600 FFS to EVA Airways;

-    One ATR72-600 FFS to PT Garuda Indonesia;

-    Three B737-900ER FFSs and one ATR72-600 FFS to Lion Air;

-    One Airbus A320 FFS to Middle East Airlines;

-    One Boeing 777 FFS to Turkish Airlines.

Other notable contract awards for the quarter included:

-    A long-term contract renewal with Scandinavian Airlines for pilot and cabin training services;

-    A new long-term contract with Caverton Helicopters for training centre operation services;

-    A new long-term contract with British Midland Regional airline for pilot training services;

-    Major simulator update services to Air France;

-    A long-term contract renewal with Air Nostrum Lineas Aereas for pilot training services;

-    A long-term contract renewal with ACASS Canada for pilot training services.

6 Non-GAAP and other financial measures (see Section 5).

16 | CAE First Quarter Report 2015

Management’s Discussion and Analysis

Financial Results
(amounts in millions, except operating margins, SEU, FFSs deployed and utilization rate)		Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014
Revenue		$308.9	323.5	282.1	269.3	301.8
Segment operating income		$49.5	58.0	45.2	39.0	37.6
Operating margins	%	16.0	17.9	16.0	14.5	12.5
Depreciation and amortization		$28.8	29.3	26.6	26.4	28.2
Property, plant and equipment expenditures		$28.3	57.0	32.0	17.6	21.7
Intangible assets and other assets expenditures		$11.0	12.0	8.4	7.1	12.9
Capital employed		$1,795.8	1,776.3	1,665.2	1,567.6	1,625.3
Total backlog		$2,414.7	2,424.8	2,377.3	2,277.2	2,065.0
SEU[7]		192	194	190	188	190
FFSs deployed		241	239	238	233	230
Utilization rate[7]	%	72	71	69	62	69

Revenue down 5% from last quarter and up 2% over the first quarter of fiscal 2014 [7]

The decrease in revenue from the fourth quarter of fiscal 2014 was mainly due to program mix, where the current mix includes a higher number of platforms requiring longer lead times, and to a weaker training demand in North America and Europe.

The increase over the first quarter of fiscal 2014 was mainly due to a stronger Euro, U.S. dollar and British Pound against the Canadian dollar as well as higher training demand and FFS utilization in North and South America and Europe. The increase was partially offset by lower revenue resulting from program mix and the timing of milestones, where the current mix includes a higher number of platforms requiring longer lead times.

Segment operating income down 15% from last quarter and up 32% over the first quarter of fiscal 2014

Segment operating income was $49.5 million (16.0% of revenue) this quarter, compared to $58.0 million (17.9% of revenue) last quarter and $37.6 million (12.5% of revenue) in the first quarter of fiscal 2014.

Segment operating income decreased by $8.5 million, or 15%, from last quarter. The decrease was mainly attributable to lower revenue in North America and in Europe and to gains on disposal of FFSs recognized last quarter. The decrease was partially offset by a favourable foreign exchange impact from the revaluation of our non-cash working capital accounts.

Segment operating income increased by $11.9 million, or 32%, over the first quarter of fiscal 2014. The increase was mainly due to higher training demand and FFS utilization in Asia, North and South America and Europe, and to a lesser extent, lower research and development expenses net of government funding and a favourable foreign exchange impact from the revaluation of our non-cash working capital accounts. The increase was partially offset by gains on disposal of FFSs recognized in the first quarter of fiscal 2014.

Property, plant and equipment expenditures at $28.3 million this quarter

Maintenance capital expenditures were $10.1 million for the quarter and growth capital expenditures were $18.2 million.

Capital employed increased by $19.5 million over last quarter

The increase in capital employed was mainly due to higher inventories and contracts in progress assets, partially offset by lower property, plant and equipment. Property plant and equipment was lower mainly as a result of movements in foreign exchange rates partially offset by capital expenditures.

Total backlog was at $2,414.7 million at the end of the quarter
Three months ended
(amounts in millions)	June 30, 2014
Obligated backlog, beginning of period	$2,161.7
+ orders	365.3
- revenue	(308.9)
+ / - adjustments (mainly F/X)	(45.6)
Obligated backlog, end of period	$2,172.5
Joint venture backlog (all obligated)	242.2
Total backlog	$2,414.7

This quarter's book-to-sales ratio was 1.18x. The ratio for the last 12 months was 1.32x.

[7] Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2015 | 17

Management’s Discussion and Analysis

7.2       Defence and Security

FIRST QUARTER OF FISCAL 2015 NEW INITIATIVES

New programs and products

-    Our CAE Brunei Multi-Purpose Training Centre (MPTC) was declared in-service for S-92 helicopter training as well as initial emergency management training and we announced that the CAE 3000 Series S-92 simulator, the first at the CAE Brunei MPTC, is now ready-for-training;

-    We will develop and deliver a Naval Warfare Training System (NWTS) for the Swedish Navy. The NWTS will be a comprehensive, simulation based system including simulation software, hardware, wargaming consoles and instructor operator stations;

-    We will deliver the CAE Medallion-6000 image generator to Korea Aerospace Industries for use on a T-50 full-mission simulator, marking CAE’’s first involvement on KAI’s T-50 jet trainer and light attack aircraft platform.

ORDERS

Defence and Security was awarded $148.8 million in orders this quarter, including notable contract awards from:

-    The NATO Airborne Early Warning & Control Program Management Agency to perform major upgrades to the E-3A flight deck simulator and E-3A flight training device;

-    The German Federal Office of Bundeswehr, Equipment, Information Technology and In-Service Support to upgrade the visual systems on the German Air Force’s Eurofighter simulators;

-    An undisclosed international customer to provide a KC-135 boom operator weapon systems trainer;

-    The Swedish Defence Materiel Administration, to provide a comprehensive Naval Warfare Training System for the Swedish Navy;

-    Beechcraft Defense Company, LLC to provide training support and maintenance services for the T-6C ground-based training systems that will be delivered to the Royal New Zealand Air Force;

-    Korea Aerospace Industries Ltd. (KAI) to provide the CAE Medallion-6000 image generator for a T-50IQ full-mission simulator that KAI is developing.

Financial Results
(amounts in millions, except operating margins)		Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014
Revenue		$197.9	230.3	201.8	191.1	198.8
Segment operating income		$21.9	28.0	31.0	25.2	23.6
Operating margins	%	11.1	12.2	15.4	13.2	11.9
Depreciation and amortization		$12.2	12.2	11.4	10.8	8.0
Property, plant and equipment expenditures		$10.5	8.0	4.6	6.3	7.1
Intangible assets and other assets expenditures		$4.8	6.0	3.7	2.5	4.1
Capital employed		$590.4	567.3	576.7	517.9	518.2
Total backlog		$2,516.8	2,580.0	2,585.7	2,437.2	2,343.6

Revenue down 14% from last quarter and stable compared to the first quarter of fiscal 2014

The decrease from last quarter was mainly due to lower revenue on North American programs resulting from a higher level of activity and programs concluded in the previous quarter.

Revenue was stable compared to the first quarter of fiscal 2014. Lower revenue on North American programs was offset by a favourable foreign exchange impact on the translation of European and U.S. operations and higher revenue on Australian and European programs.

Segment operating income down 22% from last quarter and down 7% from the first quarter of fiscal 2014

Segment operating income was $21.9 million (11.1% of revenue) this quarter, compared to $28.0 million (12.2% of revenue) last quarter and $23.6 million (11.9% of revenue) in the first quarter of fiscal 2014.

The decrease from last quarter was mainly due to lower volume on North American programs and lower margins from the mix of programs, partially offset by lower research and development expenses, net of government funding.

The decrease from the first quarter of fiscal 2014 was mainly due to lower volume on North American programs, partially offset by higher volume and margins on Australian and European programs and a favourable foreign exchange impact on the translation of U.S. and European operations.

Capital employed increased by $23.1 million over last quarter

The increase over last quarter was mainly due to a decrease in accounts payable and accrued liabilities and higher property, plant and equipment resulting from a higher investment in capital expenditures partially offset by movements in foreign exchange rates and depreciation. The increase was partially offset by a decrease in accounts receivable and lower inventory.

18 | CAE First Quarter Report 2015

Management’s Discussion and Analysis

Total backlog down 2% from last quarter
Three months ended
(amounts in millions)	June 30, 2014
Obligated backlog, beginning of period	$2,043.9
+ orders	148.8
- revenue	(197.9)
+ / - adjustments (mainly F/X)	(40.8)
Obligated backlog, end of period	$1,954.0
Joint venture backlog (all obligated)	120.7
Unfunded backlog	442.1
Total backlog	$2,516.8

This quarter's book-to-sales ratio was 0.75x. The ratio for the last 12 months was 0.92x.

This quarter, $92.6 million was added to the unfunded backlog.

7.3        Healthcare

FIRST QUARTER OF FISCAL 2015 EXPANSIONS AND NEW INITIATIVES

Expansions

-    We signed agreements with new distributors in South Korea and India;

-    We signed an agreement with a new distributor in France to sell our ultrasound task trainers.

New programs and products

-    We introduced CAE Replay, a streamlined audiovisual solution for debrief designed to capture both medical simulation scenarios and live clinical events at the Human Patient Simulation Network (HPSN) World 2014 conference held in Sarasota, U.S.;

-    We launched and began production on our first Fidelis Maternal Fetal Simulators;

ORDERS

CAE Healthcare sales this quarter included:

-    An audiovisual solution with training to a public research university in the U.S.;

-    An audiovisual solution with training to Christiana Hospital in the U.S.;

-    Ten interventional simulators to a medical device company in the U.S.;

-    An audiovisual solution to the University of Arizona in the U.S.;

-    An interventional simulator with multi-year service to a hospital in the U.K.;

-    A patient simulator with training to a university in China;

-    An interventional simulator to a hospital in Korea.

Financial Results
(amounts in millions, except operating margins)		Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014
Revenue		$19.4	21.9	20.0	17.8	19.5
Segment operating income		$0.3	0.7	0.2	0.4	0.4
Operating margins	%	1.5	3.2	1.0	2.2	2.1
Depreciation and amortization		$3.2	3.1	2.9	2.9	2.8
Property, plant and equipment expenditures		$0.9	0.5	0.6	0.6	1.0
Intangible assets and other assets expenditures		$2.3	2.5	3.2	1.7	1.3
Capital employed		$181.1	181.6	175.5	167.5	170.9

Revenue down 11% from last quarter and stable compared to the first quarter of fiscal 2014

The decrease from last quarter was mainly due to lower revenue from interventional and ultrasound simulators and courseware, all attributable to the seasonality of our international business, and lower revenue from audiovisual solutions. The decrease was partially offset by higher revenue from patient simulators due, in part, to the introduction of our new maternal fetal simulator.

Revenue was stable compared to the first quarter of fiscal 2014. Lower interventional simulator revenue was offset by higher revenue from patient simulators resulting from the introduction of our new maternal fetal simulator.

CAE First Quarter Report 2015 | 19

Management’s Discussion and Analysis

Segment operating income down 57% from last quarter and down 25% from the first quarter of fiscal 2014

Segment operating income was $0.3 million this quarter (1.5% of revenue), compared to $0.7 million (3.2% of revenue) last quarter and $0.4 million (2.1% of revenue) in the first quarter of fiscal 2014.

Segment operating income was lower compared to last quarter mainly due to lower revenue, as mentioned above.

Segment operating income was lower compared to the first quarter of fiscal 2014 mainly due to lower margins resulting from a less favourable product mix.

Capital employed decreased by $0.5 million from last quarter

Capital employed remained stable compared to last quarter. Lower intangible assets resulting mainly from movements in foreign exchange rates were offset by an increase in inventory and accounts receivable.

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-    Cash generated from operations, including timing of milestone payments and management of working capital;

-    Capital expenditure requirements;

-    Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

[8]

8.1     Consolidated cash movements

(amounts in millions)	Q1-2015	Q4-2014	Q1-2014
Cash provided by continuing operating activities*	$85.5	$98.4	$82.5
Changes in non-cash working capital	(82.7)	29.1	(66.5)
Net cash provided by continuing operating activities	$2.8	$127.5	$16.0
Maintenance capital expenditures[8]	(13.3)	(15.1)	(7.2)
Other assets	(3.7)	(5.3)	(12.9)
Proceeds from the disposal of property, plant and equipment	0.4	8.5	1.7
Net (payments to) proceeds from equity accounted investees	(2.5)	1.8	0.5
Dividends received from equity accounted investees	5.9	0.8	-
Dividends paid	(10.5)	(9.9)	(10.2)
Free cash flow [8] from continuing operations	$(20.9)	$108.3	$(12.1)
Growth capital expenditures [8]	(26.4)	(50.4)	(22.6)
Capitalized development costs	(12.9)	(12.8)	(10.7)
Other cash movements, net	5.4	14.0	(14.6)
Business combinations, net of cash and cash equivalents acquired	(2.0)	(0.4)	-
Effect of foreign exchange rate changes on cash and cash equivalents	(7.6)	9.1	4.9
Net (decrease) increase in cash before proceeds and repayment
of long-term debt	$(64.4)	$67.8	$(55.1)
* before changes in non-cash working capital

Free cash flow from continuing operations of negative $20.9 million this quarter

The decrease from last quarter and the first quarter of fiscal 2014 was mainly attributable to unfavourable changes in non-cash working capital, which is due to an increase in contracts in progress assets and inventories.

Capital expenditures of $39.7 million this quarter

Growth capital expenditures were $26.4 million this quarter and maintenance capital expenditures were $13.3 million.

8 Non-GAAP and other financial measures (see Section 5).

20 | CAE First Quarter Report 2015

Management’s Discussion and Analysis

9.     CONSOLIDATED FINANCIAL POSITION [9]

9.1        Consolidated capital employed

	As at June 30	As at March 31
(amounts in millions)	2014	2014
Use of capital:
Current assets	$1,397.3	$1,350.8
Less: cash and cash equivalents	(280.8)	(312.3)
Less: assets net of liabilities held for sale	(44.6)	-
Current liabilities	(912.8)	(964.5)
Less: current portion of long-term debt	49.1	50.6
Non-cash working capital[9]	$208.2	$124.6
Assets net of liabilities held for sale	44.6	-
Property, plant and equipment	1,315.3	1,341.2
Other long-term assets	1,479.2	1,544.7
Other long-term liabilities	(670.8)	(672.1)
Total capital employed	$2,376.5	$2,338.4
Source of capital:
Current portion of long-term debt	$49.1	$50.6
Long-term debt	1,133.3	1,117.9
Less: cash and cash equivalents	(280.8)	(312.3)
Net debt[9]	$901.6	$856.2
Equity attributable to equity holders of the Company	1,434.9	1,441.6
Non-controlling interests	40.0	40.6
Source of capital	$2,376.5	$2,338.4

Capital employed increased $38.1 million over last quarter

The increase was mainly due to higher non-cash working capital, partially offset by lower other long-term assets and lower property, plant and equipment.

Our return on capital employed9 (ROCE) was 10.9% this quarter, compared to 11.4% last quarter.

Non-cash working capital increased $83.6 million over last quarter

The increase was mainly due to an increase in inventory and contracts in progress assets and lower contracts in progress liabilities.

Net assets held for sale at $44.6 million this quarter

Net assets held for sale this quarter are related to the discontinued operations of CAE Mining. Total assets of $56.0 million consisted mainly of intangible assets and accounts receivable and total liabilities of $11.4 million consisted mainly of accounts payable and accrued liabilities.

Other long-term assets down $65.5 million from last quarter

The decrease was mainly due to lower intangible assets resulting from the classification of CAE Mining assets to assets held for sale and movements in foreign exchange rates.

Property, plant and equipment down $25.9 million from last quarter

The decrease was mainly due to movements in foreign exchange rates and depreciation, partially offset by capital expenditures.

9 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2015 | 21

Management’s Discussion and Analysis

Change in net debt
Three months ended
(amounts in millions, except net debt-to-capital)	June 30, 2014
Net debt, beginning of period	$856.2
Cash, beginning of period, related to discontinued operations	7.7
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	64.4
Effect of foreign exchange rate changes on long-term debt	(26.3)
Other	(0.4)
Increase in net debt during the period	$45.4
Net debt, end of period	$901.6
Net debt-to-capital[10]	% 37.9

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

We also have an agreement to sell certain of our accounts receivable and contracts in progress assets (current financial assets program) for an amount up to $150.0 million.

We have certain debt agreements which require the maintenance of a certain level of capital. As at June 30, 2014, we are compliant with all our financial covenants.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

Total equity decreased by $7.3 million this quarter

The decrease in equity was mainly due to an unfavourable foreign currency translation of $49.6 million, partially offset by net income of $41.6 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 264,659,779 common shares issued and outstanding as at June 30, 2014 with total share capital of $529.6 million.

As at July 31, 2014, we had a total of 264,698,606 common shares issued and outstanding. [10]

10 Non-GAAP and other financial measures (see Section 5).

22 | CAE First Quarter Report 2015

Management’s Discussion and Analysis

10.  CHANGES IN ACCOUNTING POLICIES

Changes in accounting policies

Operating segments

As at April 1st, 2014, we modified our operating segments. Our former segments, Training & Services/Civil and Simulation Products/Civil, have been combined to form Civil Simulation and Training and our former Training & Services/Military and Simulation Products/Military segments have been combined to form Defence and Security. This resulted from changes in the organizational structure undertaken to better reflect our operating segments with our integrated solutions approach to market. In addition, the former New Core Markets segment was renamed Healthcare following our decision to divest our mining business as described in Note 3 of our consolidated interim financial statements. This information reflects the way management measures profitability and performance and how we allocate resources. As such, we believe the information presented to be more relevant as it is better aligned with the way our business is managed internally. The change has been made retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The change did not impact the consolidated financial statement results. Operating segments’ disclosure has been restated to conform to the new operating segments, as described in Note 12 of our consolidated interim financial statements.

New and amended standards adopted

The amendments to IFRSs effective for the fiscal year 2015 have no material impact on the Company.

New and amended standards not yet adopted

Employee benefits

In November 2013, the IASB amended IAS 19, Employee Benefits. The amendment simplifies the accounting for contributions to defined benefit plans that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The amendment is effective for annual periods beginning on or after July 1st, 2014, with earlier application permitted. We are currently evaluating the impact of the amendment on our consolidated financial statements.

Revenue from contracts with customers

In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which supersedes IAS 11, Construction Contracts and IAS 18, Revenue, and the related interpretations on revenue recognition: IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers and SIC 31, Revenue – Barter Transactions Involving Advertising Services.  The standard is effective for annual periods beginning on or after January 1st, 2017, with earlier application permitted. We are currently evaluating the impact of the standard on our consolidated financial statements.

Financial Instruments

The IASB previously published versions of IFRS 9, Financial Instruments, that introduced new classification and measurement requirements in 2009 and 2010 and a new hedge accounting model in 2013. In July 2014, the IASB released the final version of IFRS 9, Financial Instruments, which replaces earlier versions of IFRS 9 issued and completes the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after
January 1st, 2018, with earlier application permitted. We are currently evaluating the impact of the standard on our consolidated financial statements.

11.  CONTROLS AND PROCEDURES

During the quarter, we adopted the new Internal Control – Integrated Framework released by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. The adoption of the new framework did not have a significant impact on our internal controls over financial reporting.

In the first quarter ended June 30, 2014, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

CAE First Quarter Report 2015 | 23

Management’s Discussion and Analysis

12. SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited) (amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2015
Revenue	$526.2	(1)	(1)	(1)	526.2
Net income	$41.6	(1)	(1)	(1)	41.6
Equity holders of the Company
Continuing operations	$43.8	(1)	(1)	(1)	43.8
Discontinued operations	$(2.0)	(1)	(1)	(1)	(2.0)
Non-controlling interests	$(0.2)	(1)	(1)	(1)	(0.2)
Basic and diluted EPS attributable to equity holders of the Company	$0.16	(1)	(1)	(1)	0.16
Continuing operations	$0.17	(1)	(1)	(1)	0.17
Discontinued operations	$(0.01)	(1)	(1)	(1)	(0.01)
Average number of shares outstanding (basic)	263.9	(1)	(1)	(1)	263.9
Average number of shares outstanding (diluted)	265.0	(1)	(1)	(1)	265.0
Average exchange rate, U.S. dollar to Canadian dollar	1.09	(1)	(1)	(1)	1.09
Average exchange rate, Euro to Canadian dollar	1.50	(1)	(1)	(1)	1.50
Average exchange rate, British pound to Canadian dollar	1.84	(1)	(1)	(1)	1.84
Fiscal 2014					Total
Revenue	$520.1	478.2	503.9	575.7	2,077.9
Net income	$45.4	38.2	47.6	59.9	191.1
Equity holders of the Company
Continuing operations	$44.7	38.2	45.5	59.9	188.3
Discontinued operations	$0.9	0.1	0.6	0.1	1.7
Non-controlling interests	$(0.2)	(0.1)	1.5	(0.1)	1.1
Basic and diluted EPS attributable to equity holders of the Company	$0.18	0.15	0.18	0.23	0.73
Continuing operations	$0.17	0.15	0.17	0.23	0.72
Discontinued operations	$0.01	-	0.01	-	0.01
Average number of shares outstanding (basic)	260.2	261.0	261.5	262.7	261.3
Average number of shares outstanding (diluted)	260.2	261.5	262.3	264.0	261.9
Average exchange rate, U.S. dollar to Canadian dollar	1.02	1.04	1.05	1.10	1.05
Average exchange rate, Euro to Canadian dollar	1.34	1.38	1.43	1.51	1.41
Average exchange rate, British pound to Canadian dollar	1.57	1.61	1.70	1.83	1.68
Fiscal 2013					Total
Revenue	$451.6	496.6	490.2	555.3	1,993.7
Net income	$21.9	35.9	37.2	45.7	140.7
Equity holders of the Company
Continuing operations	$20.4	35.0	36.2	42.7	134.3
Discontinued operations	$1.1	0.6	1.3	0.4	3.4
Non-controlling interests	$0.4	0.3	(0.3)	2.6	3.0
Basic and diluted EPS attributable to equity holders of the Company	$0.08	0.14	0.14	0.17	0.53
Continuing operations	$0.08	0.14	0.14	0.17	0.52
Discontinued operations	$-	-	-	-	0.01
Average number of shares outstanding (basic)	258.4	258.7	259.2	259.7	259.0
Average number of shares outstanding (diluted)	258.6	259.0	259.5	260.2	259.4
Average exchange rate, U.S. dollar to Canadian dollar	1.01	1.00	0.99	1.01	1.00
Average exchange rate, Euro to Canadian dollar	1.30	1.25	1.29	1.33	1.29
Average exchange rate, British pound to Canadian dollar	1.60	1.57	1.59	1.57	1.58

(1) Not available

24 | CAE First Quarter Report 2015

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)		June 30	March 31
(amounts in millions of Canadian dollars)	Notes	2014	2014
Assets
Cash and cash equivalents		$280.8	$312.3
Accounts receivable	4	426.1	453.9
Contracts in progress : assets		275.4	256.4
Inventories		247.4	219.5
Prepayments		75.1	76.6
Income taxes recoverable		25.6	24.8
Derivative financial assets		10.9	7.3
Assets held for sale	3	56.0	-
Total current assets		$1,397.3	$1,350.8
Property, plant and equipment		1,315.3	1,341.2
Intangible assets		812.6	870.7
Investment in equity accounted investees		231.3	234.6
Deferred tax assets		33.1	31.8
Derivative financial assets		5.7	7.5
Other assets		396.5	400.1
Total assets	12	$4,191.8	$4,236.7

Liabilities and equity
Accounts payable and accrued liabilities		$656.6	$685.0
Provisions		24.0	28.6
Income taxes payable		6.9	8.3
Contracts in progress : liabilities		151.2	167.4
Current portion of long-term debt		49.1	50.6
Derivative financial liabilities		13.6	24.6
Liabilities held for sale	3	11.4	-
Total current liabilities		$912.8	$964.5
Provisions		5.1	6.4
Long-term debt		1,133.3	1,117.9
Royalty obligations		160.2	161.5
Employee benefits obligations		124.9	115.5
Deferred gains and other non-current liabilities		199.8	204.2
Deferred tax liabilities		168.7	166.1
Derivative financial liabilities		12.1	18.4
Total liabilities	12	$2,716.9	$2,754.5
Equity
Share capital		$529.6	$517.5
Contributed surplus		19.1	19.5
Accumulated other comprehensive income		92.0	129.5
Retained earnings		794.2	775.1
Equity attributable to equity holders of the Company		$1,434.9	$1,441.6
Non-controlling interests		40.0	40.6
Total equity		$1,474.9	$1,482.2
Total liabilities and equity		$4,191.8	$4,236.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2015 | 25

Consolidated Interim Financial Statements

Consolidated Income Statement

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2014	2013
Continuing operations
Revenue	12	$526.2	$520.1
Cost of sales		389.7	381.8
Gross profit		$136.5	$138.3
Research and development expenses		14.4	17.3
Selling, general and administrative expenses		63.9	67.6
Other gains – net	9	(3.8)	(5.3)
After tax share in profit of equity accounted investees	12	(9.7)	(2.9)
Operating profit		$71.7	$61.6
Finance income	5	(2.1)	(2.7)
Finance expense	5	18.6	19.9
Finance expense – net		$16.5	$17.2
Earnings before income taxes		$55.2	$44.4
Income tax expense (income)	10	11.6	(0.1)
Earnings from continuing operations		$43.6	$44.5
Discontinued operations
(Loss) earnings from discontinued operations	3	(2.0)	0.9
Net income		$41.6	$45.4
Attributable to:
Equity holders of the Company		$41.8	$45.6
Non-controlling interests		(0.2)	(0.2)
		$41.6	$45.4
Earnings per share from continuing and discontinued
operations attributable to equity holders of the Company
Basic and diluted – continuing operations	7	$0.17	$0.17
Basic and diluted – discontinued operations	7	(0.01)	0.01
		$0.16	$0.18

The accompanying notes form an integral part of these Consolidated Financial Statements.

26 | CAE First Quarter Report 2015

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive (Loss) Income

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2014	2013
Net income	$41.6	$45.4
Items that may be reclassified to net income
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$(60.1)	$48.4
Net gains (losses) on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	15.7	(14.9)
Income taxes	2.8	1.7
Share in foreign currency translation difference of equity accounted investees	(8.0)	7.0
	$(49.6)	$42.2
Net changes in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$18.5	$(15.4)
Reclassification to income or to the related non-financial asset	(2.7)	2.5
Income taxes	(4.3)	3.4
After tax share in net changes of cash flow hedges of equity accounted investees	0.2	(1.0)
	$11.7	$(10.5)
Items that are never reclassified to net income
Defined benefit plan remeasurements
Defined benefit plan remeasurements	$(9.4)	$23.7
Income taxes	2.5	(6.3)
	$(6.9)	$17.4
Other comprehensive (loss) income	$(44.8)	$49.1
Total comprehensive (loss) income	$(3.2)	$94.5
Attributable to:
Equity holders of the Company	$(2.6)	$94.7
Non-controlling interests	(0.6)	(0.2)
	$(3.2)	$94.5
Total comprehensive (loss) income attributable to equity holders of the Company:
Continuing operations	$(0.2)	$93.2
Discontinued operations	(2.4)	1.5
	$(2.6)	$94.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2015 | 27

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
three months ended June 30, 2014		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period		263,771,443	$517.5	$19.5	$129.5	$775.1	$1,441.6	$40.6	$1,482.2
Net income		-	-	-	-	41.8	41.8	(0.2)	41.6
Other comprehensive income (loss):
Foreign currency translation		-	-	-	(49.2)	-	(49.2)	(0.4)	(49.6)
Net changes in cash flow hedges		-	-	-	11.7	-	11.7	-	11.7
Defined benefit plan remeasurements		-	-	-	-	(6.9)	(6.9)	-	(6.9)
Total comprehensive income (loss)		-	$-	$-	$(37.5)	$34.9	$(2.6)	$(0.6)	$(3.2)
Stock options exercised		494,312	5.4	-	-	-	5.4	-	5.4
Optional cash purchase		1,055	-	-	-	-	-	-	-
Transfer upon exercise of stock options		-	1.4	(1.4)	-	-	-	-	-
Share-based payments		-	-	1.0	-	-	1.0	-	1.0
Stock dividends	7	392,969	5.3	-	-	(5.3)	-	-	-
Cash Dividends	7	-	-	-	-	(10.5)	(10.5)	-	(10.5)
Balances, end of period		264,659,779	$529.6	$19.1	$92.0	$794.2	$1,434.9	$40.0	$1,474.9

(Unaudited)		Attributable to equity holders of the Company
three months ended June 30, 2013		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period		259,979,059	$471.7	$21.9	$(12.0)	$633.0	$1,114.6	$31.8	$1,146.4
Net income		-	-	-	-	45.6	45.6	(0.2)	45.4
Other comprehensive income (loss) :
Foreign currency translation		-	-	-	42.2	-	42.2	-	42.2
Net changes in cash flow hedges		-	-	-	(10.5)	-	(10.5)	-	(10.5)
Defined benefit plan remeasurements		-	-	-	-	17.4	17.4	-	17.4
Total comprehensive income (loss)		-	$-	$-	$31.7	$63.0	$94.7	$(0.2)	$94.5
Stock options exercised		446,928	3.5	-	-	-	3.5	-	3.5
Optional cash purchase		325	-	-	-	-	-	-	-
Transfer upon exercise of stock options		-	0.9	(0.9)	-	-	-	-	-
Share-based payments		-	-	1.3	-	-	1.3	-	1.3
Stock dividends	7	262,311	2.8	-	-	(2.8)	-	-	-
Cash Dividends	7	-	-	-	-	(10.2)	(10.2)	-	(10.2)
Balances, end of period		260,688,623	$478.9	$22.3	$19.7	$683.0	$1,203.9	$31.6	$1,235.5

The balance of retained earnings and accumulated other comprehensive income as at June 30, 2014 was $886.2 million (2013 – $702.7 million).
The accompanying notes form an integral part of these Consolidated Financial Statements.

28 | CAE First Quarter Report 2015

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	Notes	2014	2013
Operating activities
Earnings from continuing operations		$43.6	$44.5
Adjustments for:
Depreciation of property, plant and equipment		25.4	24.7
Amortization of intangible and other assets		18.8	14.3
Financing cost amortization	5	0.4	0.4
After tax share in profit of equity accounted investees		(9.7)	(2.9)
Deferred income taxes		5.3	8.1
Investment tax credits		(2.9)	(4.2)
Share-based compensation		2.3	0.2
Defined benefit pension plans		0.8	2.6
Amortization of other non-current liabilities		(7.6)	(4.3)
Derivative financial assets and liabilities – net		(0.1)	(2.2)
Other		9.2	1.3
Changes in non-cash working capital	10	(82.7)	(66.5)
Net cash provided by operating activities		$2.8	$16.0
Investing activities
Business combinations, net of cash and cash equivalents acquired	10	$(2.0)	$-
Capital expenditures for property, plant and equipment		(39.7)	(29.8)
Proceeds from disposal of property, plant and equipment		0.4	1.7
Capitalized development costs		(12.9)	(10.7)
Enterprise resource planning (ERP) and other software		(5.0)	(2.1)
Net (payments to) proceeds from equity accounted investees		(2.5)	0.5
Dividends received from equity accounted investees		5.9	-
Other		1.3	(10.8)
Net cash used in investing activities		$(54.5)	$(51.2)
Financing activities
Net change in restricted cash		$-	$(18.1)
Proceeds from borrowing under revolving unsecured credit facilities		122.5	189.3
Repayment of borrowing under revolving unsecured credit facilities		(80.0)	(131.1)
Proceeds from long-term debt, net of transaction costs		6.3	25.6
Repayment of long-term debt		(4.5)	(24.5)
Repayment of finance lease		(3.7)	(4.4)
Dividends paid		(10.5)	(10.2)
Common stock issuance		5.4	3.5
Net cash provided by financing activities		$35.5	$30.1
Effect of foreign exchange rate changes on cash
and cash equivalents		$(7.6)	$4.9
Net decrease in cash and cash equivalents		$(23.8)	$(0.2)
Cash and cash equivalents, beginning of period		312.3	260.0
Cash and cash equivalents, beginning of period,
related to discontinued operations		(7.7)	(11.8)
Cash and cash equivalents, end of period		$280.8	$248.0
Supplemental information:
Dividends received		$5.9	$0.6
Interest paid		10.6	11.2
Interest received		2.3	1.8
Income taxes paid		8.6	3.4

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2015 | 29

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements (Unaudited)

(Unless otherwise stated, all amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on August 13, 2014.

NOTE 1 – NATURE OF OPERATIONS AND summary of SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training, and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world.

The Company’s operations are managed through three segments (see Note 2):

(i)     Civil Simulation and Training – Provides comprehensive civil aviation training solutions, including CAE civil flight simulation training devices as well as commercial, business and helicopter aviation training for flight, cabin, maintenance and ground personnel, ab initio pilot training and crew sourcing services;

(ii)    Defence and Security – Provides comprehensive training systems, training systems integration and training services to global defence and security forces. Designs and produces military flight simulators and other simulation equipment, training systems and software tools for a variety of military aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted systems. Provides comprehensive simulation-based training and service solutions for air, land, sea and public safety;

(iii)   Healthcare – Designs, manufactures and sells simulators, audiovisual solutions and courseware for training of medical and allied healthcare students and clinicians in educational institutions, hospitals and defence organizations worldwide.

The Company’s mining business which provides mining services and tools as been classified as held for sale (see Note 3).

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Civil Simulation and Training segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The segment activities are also affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Defence and Security segment can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2014, except for the changes in accounting policies described in Note 2. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2014.

These consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook (referred to as IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

These consolidated interim financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: contingent consideration, derivative financial instruments, financial instruments at fair value through profit and loss, available-for-sale financial assets and liabilities for cash-settled share-based arrangements.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

30 | CAE First Quarter Report 2015

Notes to the Consolidated Interim Financial Statements

Use of judgements, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2014, with the exception of changes in estimates that are required in determining the provision for income taxes. Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

NOTE 2 – cHANGES IN ACCOUNTING POLICIES

Changes in accounting policies

Operating segments

As at April 1st, 2014, the Company modified its operating segments. The former segments, Training & Services/Civil and Simulation Products/Civil, have been combined to form Civil Simulation and Training and the former Training & Services/Military and Simulation Products/Military segments have been combined to form Defence and Security. This resulted from changes in the organizational structure undertaken to better reflect the Company’s operating segments with its integrated solutions approach to market. In addition, the former New Core Markets segment was renamed Healthcare following the Company’s decision to divest its mining business (see Note 3). This information reflects the way management measures profitability and performance and how it allocates resources. As such, the Company believes the information presented to be more relevant as it is better aligned with the way the business is managed internally. The change has been made retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The change did not impact the consolidated financial statement results. Operating segments’ disclosure has been restated to conform to the new operating segments (see Note 12).

New and amended standards adopted by the Company

The amendments to IFRSs effective for the fiscal year 2015 have no material impact on the Company.

New and amended standards  not yet adopted by the Company

Employee benefits

In November 2013, the IASB amended IAS 19, Employee Benefits. The amendment simplifies the accounting for contributions to defined benefit plans that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The amendment is effective for annual periods beginning on or after July 1st, 2014, with earlier application permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Revenue from contracts with customers

In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which supersedes IAS 11, Construction Contracts and IAS 18, Revenue, and the related interpretations on revenue recognition: IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers and SIC 31, Revenue – Barter Transactions Involving Advertising Services.  The standard is effective for annual periods beginning on or after January 1st, 2017, with earlier application permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

Financial Instruments

The IASB previously published versions of IFRS 9, Financial Instruments, that introduced new classification and measurement requirements in 2009 and 2010 and a new hedge accounting model in 2013.  In July 2014, the IASB released the final version of IFRS 9, Financial Instruments, which replaces earlier versions of IFRS 9 issued and completes the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after
January 1st, 2018, with earlier application permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

NOTE 3 – Net assets held for sale and discontinued operations

The Company has decided to divest its mining business following the decision to focus its resources and capital investment in targeted growth opportunities in its other three core markets: Civil Simulation and Training, Defence and Security and Healthcare.  The related assets and liabilities, which were previously reported within the former New Core Markets segment, have been presented as held for sale.

CAE First Quarter Report 2015 | 31

Notes to the Consolidated Interim Financial Statements

As at June 30, 2014, the assets and liabilities classified as held for sale are as follows:

(Unaudited)
(amounts in millions)
Current assets(1)	$13.1
Current liabilities	(10.3)
Property, plant and equipment	1.2
Intangible assets	40.6
Deferred gains and other non-current liabilities	(0.3)
Deferred tax assets and liabilities - net	0.3
Total net assets held for sale	$44.6
(1) Including cash and cash equivalents

Analysis of the result of discontinued operations is as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2014	2013
Revenue	$8.4	$10.3
Expenses	9.3	9.0
(Loss) earnings before income taxes and measurement to fair value	$(0.9)	$1.3
Income tax expense	0.2	0.4
(Loss) earnings before measurement to fair value	$(1.1)	$0.9
Loss on measurement to fair value of assets held for sale	1.0	-
Income tax recovery	(0.1)	-
(Loss) earnings from discontinued operations	$(2.0)	$0.9

(Unaudited)
three months ended June 30
(amounts in millions)	2014	2013
Net cash (used in) provided by operating activities	$(2.8)	$0.6
Net cash used in investing activities	(1.1)	(1.5)

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable are as follows:

(Unaudited)	June 30	March 31
(amounts in millions)	2014	2014
Current trade receivables	$134.0	$178.4
Past due trade receivables
1-30 days	34.4	43.3
31-60 days	17.4	17.2
61-90 days	18.2	14.0
Greater than 90 days	53.2	55.5
Allowance for doubtful accounts	(12.4)	(13.8)
Total trade receivables	$244.8	$294.6
Accrued receivables	93.0	84.4
Receivables from related parties (Note 13)	35.9	30.1
Other receivables	52.4	44.8
Total accounts receivable	$426.1	$453.9

32 | CAE First Quarter Report 2015

Notes to the Consolidated Interim Financial Statements

Changes in the allowance for doubtful accounts are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2014	2013
Allowance for doubtful accounts, beginning of period	$(13.8)	$(9.8)
Additions (Note 12)	(1.0)	(1.4)
Amounts charged off	0.2	0.1
Unused amounts reversed (Note 12)	1.4	0.5
Exchange differences	0.5	(0.3)
Transferred to assets held for sale	0.3	-
Allowance for doubtful accounts, end of period	$(12.4)	$(10.9)

NOTE 5 – finance EXPENSE – NET

(Unaudited)
three months ended June 30
(amounts in millions)	2014	2013
Finance expense:
Long-term debt (other than finance leases)	$13.3	$12.8
Finance leases	2.4	2.3
Royalty obligations	1.6	2.5
Employee benefits obligations	1.2	1.3
Financing cost amortization	0.4	0.4
Provisions and other non-current liabilities	0.4	0.3
Other	0.3	1.0
Borrowing costs capitalized (1)	(1.0)	(0.7)
Finance expense	$18.6	$19.9
Finance income:
Interest income on loans and receivables	$(0.4)	$(0.3)
Other	(1.7)	(2.4)
Finance income	$(2.1)	$(2.7)
Finance expense – net	$16.5	$17.2

(1) The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 3.75% for the three months ended June 30, 2014 (2013 – 3.75%).

NOTE 6 – GOVERNMENT ASSISTANCE

The following table provides aggregate information regarding contributions recognized and amounts not yet received for the projects Falcon, New Core Markets and Innovate:

(Unaudited)
three months ended June 30
(amounts in millions)	2014	2013
Outstanding contribution receivable, beginning of period	$5.0	$5.8
Contributions	7.8	5.6
Payments received	(2.9)	(6.0)
Outstanding contribution receivable, end of period	$9.9	$5.4

CAE First Quarter Report 2015 | 33

Notes to the Consolidated Interim Financial Statements

The aggregate contributions recognized for all programs are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2014	2013
Contributions credited to capitalized expenditures:
Project Falcon	$-	$1.1
Project New Core Markets	0.6	0.9
Project Innovate	2.5	-
Contributions credited to income:
Project Falcon	$-	$3.2
Project New Core Markets	0.4	0.4
Project Innovate	4.3	-
Total contributions:
Project Falcon	$-	$4.3
Project New Core Markets	1.0	1.3
Project Innovate	6.8	-

There are no unfulfilled conditions or unfulfilled contingencies attached to these government contributions.

NOTE 7 – Earnings per share and dividends

The denominators for the basic and diluted earnings per share computations are as follows:

(Unaudited)
three months ended June 30	2014	2013
Weighted average number of common shares outstanding	263,945,491	260,159,389
Effect of dilutive stock options	1,071,240	70,247
Weighted average number of common shares outstanding for diluted earnings per share calculation	265,016,731	260,229,636

As at June 30, 2014, options to acquire 1,430,400 common shares (2013 – 3,453,060) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

The dividends declared for the first quarter of fiscal 2015 were $15.8 million or $0.06 per share (2014 – $13.0 million or $0.05 per share).

NOTE 8 – EMPLOYEE compensation

The total employee compensation expense recognized in the determination of net income is as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2014	2013
Salaries and other short-term employee benefits	$173.6	$165.1
Share-based payments, net of equity swap	4.6	5.7
Post-employment benefits – defined benefit plans(1)	6.4	7.9
Post-employment benefits – defined contribution plans	2.0	1.7
Termination benefits	2.9	3.8
Total employee compensation expense	$189.5	$184.2
(1)Includes net interest on employee benefits obligations (Note 5).

34 | CAE First Quarter Report 2015

Notes to the Consolidated Interim Financial Statements

NOTE 9 – other gains – net

(Unaudited)
three months ended June 30
(amounts in millions)	2014	2013
Disposal of property, plant and equipment	$(0.1)	$(3.7)
Net foreign exchange losses	1.4	0.9
Reversal of royalty obligations	(4.0)	(2.2)
Other	(1.1)	(0.3)
Other gains – net	$(3.8)	$(5.3)

NOTE 10 – SUPPLEMENTARY CASH FLOWS and income INFORMATION

a) Changes in non-cash working capital are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2014	2013
Cash (used in) provided by non-cash working capital:
Accounts receivable	$6.9	$(2.2)
Contracts in progress: assets	(26.4)	(8.0)
Inventories	(30.3)	(9.3)
Prepayments	(1.4)	(3.0)
Income taxes recoverable	(0.6)	1.7
Accounts payable and accrued liabilities	(8.7)	(40.8)
Provisions	(4.5)	(3.7)
Income taxes payable	(3.5)	1.7
Contracts in progress: liabilities	(14.2)	(2.9)
Changes in non-cash working capital	$(82.7)	$(66.5)

b) Business combinations:

During the first quarter of fiscal 2015, the Company paid $2.0 million for business combination transactions that occurred in previous periods of which $0.7 million was for the payment of a contingent consideration and $1.3 million was for a balance of payment.

c) Income tax income:

During the first quarter of fiscal 2014, a significant tax income of $11.0 million was recorded in income and was due to a favourable decision by the Federal Court of Appeal of Canada rendered April 17, 2013, with respect to the tax treatment of the depreciation and sale of simulators in Canada.

CAE First Quarter Report 2015 | 35

Notes to the Consolidated Interim Financial Statements

NOTE 11 – Fair value of financial Instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and the fair values of the Company’s own credit risk are taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

The following assumptions and valuation methodologies have been used to measure fair value of financial instruments:

(i)     The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)    The fair value of derivative instruments, including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract, are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(iii)   The fair value of the available-for-sale investment which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates;

(iv)   The fair value of  non-current receivables are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

(v)    The fair value of provisions, long-term debt and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities.

The carrying values and fair values of financial instruments, by class, are as follows at June 30, 2014:

							Carrying Value			Fair Value
(Unaudited)	At		Available-		Loans &
(amounts in millions)	FVTPL	(1)	for-Sale	Receivables			DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$280.8		$-		$-		$-		$280.8	$280.8
Accounts receivable	-		-		399.0	(3)	-		399.0	399.3
Contracts in progress: assets	-		-		275.4		-		275.4	275.4
Derivative financial assets	3.2		-		-		13.4		16.6	16.6
Other assets	22.1	(4)	1.5	(5)	129.9	(6)	-		153.5	165.5
	$306.1		$1.5		$804.3		$13.4		$1,125.3	$1,137.6

					Carrying Value			Fair Value
			Other
(Unaudited)	At		Financial
(amounts in millions)	FVTPL	(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities	$-		$497.2	(7)	$-		$497.2	$497.2
Provisions	2.2		21.1		-		23.3	23.3
Total long-term debt	-		1,186.8	(8)	-		1,186.8	1,280.1
Other non-current liabilities	-		197.3	(9)	-		197.3	189.7
Derivative financial liabilities	10.2		-		15.5		25.7	25.7
	$12.4		$1,902.4		$15.5		$1,930.3	$2,016.0

(1) FVTPL: Fair value through profit and loss.
(2) DDHR: Derivatives designated in a hedge relationship.
(3) Includes trade receivables, accrued receivables and certain other receivables.
(4) Represents restricted cash.
(5) Represents the Company's portfolio investment .
(6) Includes non-current receivables and advances.
(7) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.
(8) Excludes transaction costs.
(9) Includes non-current royalty obligations and other non-current liabilities.

36 | CAE First Quarter Report 2015

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by class, are as follows at March 31, 2014:

							Carrying Value			Fair Value
	At		Available-		Loans &
(amounts in millions)	FVTPL	(1)	for-Sale	Receivables			DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$312.3		$-		$-		$-		$312.3	$312.3
Accounts receivable	-		-		431.4	(3)	-		431.4	431.7
Contracts in progress: assets	-		-		256.4		-		256.4	256.4
Derivative financial assets	6.0		-		-		8.8		14.8	14.8
Other assets	24.1	(4)	1.5	(5)	133.5	(6)	-		159.1	152.8
	$342.4		$1.5		$821.3		$8.8		$1,174.0	$1,168.0

					Carrying Value			Fair Value
			Other
	At		Financial
(amounts in millions)	FVTPL	(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities	$1.3		$529.1	(7)	$-		$530.4	$532.3
Provisions	2.9		25.3		-		28.2	28.2
Total long-term debt	-		1,173.2	(8)	-		1,173.2	1,251.9
Other non-current liabilities	-		197.5	(9)	-		197.5	223.4
Derivative financial liabilities	9.7		-		33.3		43.0	43.0
	$13.9		$1,925.1		$33.3		$1,972.3	$2,078.8

(1) FVTPL: Fair value through profit and loss.
(2) DDHR: Derivatives designated in a hedge relationship.
(3) Includes trade receivables, accrued receivables and certain other receivables.
(4) Represents restricted cash.
(5) Represents the Company's portfolio investment.
(6) Includes non-current receivables and advances.
(7) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.
(8) Excludes transaction costs.
(9) Includes non-current royalty obligations and other non-current liabilities.

The Company did not elect to voluntarily designate any financial instruments at fair value through profit and loss (FVTPL); moreover, there have not been any changes to the classification of the financial instruments since inception.

Fair value hierarchy

The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:    Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly
(i.e., as prices) or indirectly (i.e., derived from prices);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

CAE First Quarter Report 2015 | 37

Notes to the Consolidated Interim Financial Statements

The following table presents the financial instruments, by class, which are recognized at fair value in the statement of financial position:

(Unaudited)			June 30			March 31
(amounts in millions)			2014			2014
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
At FVTPL
Cash and cash equivalents	$280.8	$-	$280.8	$312.3	$-	$312.3
Restricted cash	22.1	-	22.1	24.1	-	24.1
Forward foreign currency contracts	2.6	-	2.6	2.0	-	2.0
Embedded foreign currency derivatives	0.6	-	0.6	1.4	-	1.4
Equity swap agreements	-	-	-	2.6	-	2.6
Available-for-sale	-	1.5	1.5	-	1.5	1.5
Derivatives designated in a hedge relationship
Forward foreign currency contracts	10.0	-	10.0	2.1	-	2.1
Foreign currency swap agreements	3.4	-	3.4	6.7	-	6.7
	$319.5	$1.5	$321.0	$351.2	$1.5	$352.7
Financial liabilities
At FVTPL
Accounts payable and accrued liabilities	$-	$-	$-	$-	$1.3	$1.3
Contingent liabilities arising on business combinations	-	2.2	2.2	-	2.9	2.9
Forward foreign currency contracts	8.4	-	8.4	9.4	-	9.4
Embedded foreign currency derivatives	0.5	-	0.5	0.3	-	0.3
Equity swap agreements	1.3	-	1.3	-	-	-
Derivatives designated in a hedge relationship
Forward foreign currency contracts	12.4	-	12.4	29.6	-	29.6
Interest rate swap agreements	3.1	-	3.1	3.7	-	3.7
	$25.7	$2.2	$27.9	$43.0	$4.2	$47.2

During the first quarter of fiscal 2015, the changes in Level 3 financial instruments are as follows: no realized or unrealized gains have been included in income  (2014 – $0.1 million) and an amount of $2.0 million has been settled (2014 – $4.0 million has been issued).

NOTE 12 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its operating segments principally on the basis of its customer markets. As at April 1st, 2014, the Company changed its operating segments (see Note 1 and 2). The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

38 | CAE First Quarter Report 2015

Notes to the Consolidated Interim Financial Statements

(Unaudited)
three months ended June 30, 2014	Civil Simulation	Defence
(amounts in millions)	and Training	and Security	Healthcare	Total
External revenue	$308.9	$197.9	$19.4	$526.2
Depreciation and amortization
Property, plant and equipment	22.0	2.7	0.7	25.4
Intangible and other assets	6.8	9.5	2.5	18.8
Write-downs (reversals of write-downs)
of accounts receivable – net (Note 4)	(0.3)	(0.1)	-	(0.4)
After tax share in profit of equity
accounted investees	7.4	2.3	-	9.7
Segment operating income	49.5	21.9	0.3	71.7
(Unaudited)
three months ended June 30, 2013	Civil Simulation	Defence
(amounts in millions)	and Training	and Security	Healthcare	Total
External revenue	$301.8	$198.8	$19.5	$520.1
Depreciation and amortization
Property, plant and equipment	21.6	2.5	0.6	24.7
Intangible and other assets	6.6	5.5	2.2	14.3
Impairment (reversal of impairment)
of non-financial assets	0.6	-	-	0.6
Write-downs (reversals of write-downs)
of inventories – net	(0.3)	(0.1)	-	(0.4)
Write-downs (reversals of write-downs)
of accounts receivable – net (Note 4)	0.1	1.0	(0.2)	0.9
After tax share in profit of equity
accounted investees	1.1	1.8	-	2.9
Segment operating income	37.6	23.6	0.4	61.6

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2014	2013
Civil Simulation and Training	$39.3	$34.6
Defence and Security	15.3	11.2
Healthcare	3.2	2.3
Total capital expenditures	$57.8	$48.1

Assets and liabilities employed by segment

The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets, investment in equity accounted investees, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

CAE First Quarter Report 2015 | 39

Notes to the Consolidated Interim Financial Statements

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

(Unaudited)	June 30	March 31
(amounts in millions)	2014	2014
Assets employed
Civil Simulation and Training	$2,367.7	$2,364.3
Defence and Security	968.7	988.2
Healthcare(1)	218.2	272.4
Assets classified as held for sale (Note 3)	56.0	-
Assets not included in assets employed	581.2	611.8
Total assets	$4,191.8	$4,236.7
Liabilities employed
Civil Simulation and Training	$571.9	$588.0
Defence and Security	378.3	420.9
Healthcare(1)	37.1	50.0
Liabilities classified as held for sale (Note 3)	11.4	-
Liabilities not included in liabilities employed	1,718.2	1,695.6
Total liabilities	$2,716.9	$2,754.5

(1)The comparative period includes amounts related to the Company's mining business (See Note 1 and 2). The amounts have been classified and presented as held for sale in the current period (see Note 3).

Products and services information
The Company's revenue from external customers for its products and services are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2014	2013
Revenue
Simulation products	$240.9	$274.0
Training and services	285.3	246.1
	$526.2	$520.1

Geographic information

The Company markets its products and services globally. Sales are attributed to countries based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

(Unaudited)
three months ended June 30
(amounts in millions)	2014	2013
Revenue from external customers
Canada	$37.7	$46.7
United States	162.5	161.8
United Kingdom	55.6	61.2
Germany	19.2	15.1
Other European countries	101.1	85.6
United Arab Emirates	25.5	12.7
China	33.4	57.0
Other Asian countries	40.9	41.8
Australia	25.1	18.9
Other countries	25.2	19.3
	$526.2	$520.1

40 | CAE First Quarter Report 2015

Notes to the Consolidated Interim Financial Statements

(Unaudited)	June 30	March 31
(amounts in millions)	2014	2014
Non-current assets other than financial instruments and deferred tax assets
Canada	$766.9	$775.9
United States	698.0	715.9
Brazil	77.8	82.9
United Kingdom	308.6	335.6
Luxembourg	161.8	168.6
Netherlands	125.5	128.0
Other European countries	287.3	300.7
Asian countries	75.0	74.3
Other countries	101.3	105.6
	$2,602.2	$2,687.5

NOTE 13 – Related Party Transactions

The following table presents the Company’s outstanding balances with its joint ventures:

(Unaudited)	June 30	March 31
(amounts in millions)	2014	2014
Accounts receivable (Note 4)	$35.9	$30.1
Contracts in progress: assets	26.8	13.5
Other assets	28.9	30.6
Accounts payable and accrued liabilities	13.3	16.3
Contracts in progress: liabilities	3.0	6.3

Other assets include a finance lease receivable of $15.8 million (March 31, 2014 – $16.9 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, loans receivable of $7.9 million (March 31, 2014 – $8.4 million) maturing in September 2016 and December 2017 and carrying respectively an interest rate of LIBOR 6 month plus 1% and 11% per annum and a long-term receivable of $5.2 million (March 31, 2014 – $5.3 million) with no repayment term. As at June 30, 2014 and March 31, 2014, there are no provisions held against any of the receivables from related parties.

The following table presents the Company’s transactions with its joint ventures:

(Unaudited)
three months ended June 30
(amounts in millions)	2014	2013
Revenue	$35.7	$39.4
Purchases	0.3	0.8
Other income	0.6	0.9

In addition, during the first quarter of fiscal 2015, transactions amounting to $0.6 million (2014 –  $0.6 million) were made, at normal market prices, with an organization of whose partner or officer included one of the Company’s directors.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

(Unaudited)
three months ended June 30
(amounts in millions)	2014	2013
Salaries and other short-term employee benefits	$1.2	$0.8
Post-employment benefits(1)	0.4	0.7
Termination benefits	-	2.4
Share-based payments	0.7	1.7
	$2.3	$5.6
(1)Includes net interest on employee benefits obligations (Note 5).

CAE First Quarter Report 2015 | 41